Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Lorus Therapeutics reports second quarter results for fiscal year 2008

     TORONTO, Jan. 8 /CNW/ - Lorus Therapeutics Inc. (Lorus), a
biopharmaceutical company specializing in the research and development of pharmaceutical products and technologies for the management of cancer, today reported financial results for the three months ended November 30, 2007.
Unless specified otherwise, all amounts are in Canadian dollars.

     FINANCIAL RESULTS

     Our loss from operations for the three months ended November 30, 2007 of
$3.0 million ($0.01 per share) was approximately equal to the net loss of
$3.1 million ($0.01 per share) during the same period in fiscal 2007. For the six months ended November 30, 2007 our loss from operations, excluding the gain associated with the Arrangement (as discussed below), decreased by 12% to
$5.1 million from $5.9 million in the same period last year.
     On close of the Arrangement, in July 2007, the Company realized a gain on the sale of the shares of Old Lorus in the amount of $6.3 million resulting in net income for the six month period of $1.2 million ($0.01 per share).
     Research and development expenses in the three months ended November 30,
2007 increased to $1.2 million from $1.1 million in the same period last year.
During the six months ended November 30, 2007 research and development costs decreased to $2.0 million from $2.4 million in the same period last year. In the three and six month periods ended November 30, 2007, R&D expenditures increased by $387 thousand and $231 thousand, respectively, offset by a decrease in amortization expense related to intangible assets of $262 thousand and $655 thousand, respectively, over the same periods in the previous year.
These increases are primarily due to increased research and testing costs in fiscal 2008 associated with the advancement of the Company's small molecule program and clinical development costs. These increased costs are partially offset by lower manufacturing and compliance/regulation costs in the current year.
     We utilized cash of $4.9 million in our operating activities in six-month period ended November 30, 2007 compared with $4.4 million during the same period in fiscal 2007 reflecting a reduction in payables. At November 30, 2007 we had cash and cash equivalents and marketable securities of $14.8 million compared to $12.4 million at May 31, 2007.
     General and administrative expenses totaled $1.1 million in the three-month period ended November 30, 2007 compared to $1.4 million in same period last year. For the six month period ended November 30, 2007, general and administrative expense was $1.8 million compared with $2.2 million in the same period last year. The decrease in general and administrative costs is the result of staff reductions, and a continued focus on lowering costs in all areas of the business. In the second quarter of fiscal 2007, the company incurred costs related to the mutual separation agreement between the Company and the then President and CEO. Such costs were not incurred in the current period.
     Interest income totaled $175 thousand in the three-month period ended
November 30, 2007 compared to $158 thousand in the same period last year and
$315 thousand for the six month period ended November 30, 2007 and
$225 thousand for the comparable period last year. The overall increase in interest income in the current period is due to higher average cash and marketable securities balances and interest rates in the current three and six month periods compared to the same periods in fiscal 2007. Higher average cash and marketable securities balances were primarily a function of the funds received as part of the August 2006 private placements and the completion of the Arrangement in July 2007.

     <<
     Lorus Therapeutics Inc.
     Interim Consolidated Statements of Loss and Deficit
     (unaudited)

     (amounts in
      000's except
      for per common
      share data)          Three          Three            Six            Six
     (Canadian      months ended   months ended   months ended   months ended
       dollars)    Nov. 30, 2007  Nov. 30, 2006  Nov. 30, 2007  Nov. 30, 2006
     -------------------------------------------------------------------------

     REVENUE          $        1     $       23     $       27     $       30
     -------------------------------------------------------------------------

     EXPENSES

     Cost of sales             -              3              1              6

     Research and
      development          1,247          1,122          2,029          2,453

     General and
      administrative       1,103          1,407          1,839          2,195

     Stock-based
      compensation
      (note 4)               209            150            312            263

     Depreciation and
      amortization of
      fixed assets            80            100            159            200

     -------------------------------------------------------------------------

     Operating expenses    2,639          2,782          4,340          5,117

     Interest expense
      on convertible
      debentures             271            262            541            527

     Accretion in
      carrying value
      of convertible
      debentures             273            227            539            446

     Amortization
      of deferred
      financing charges       34             27             66             52

     Interest income        (175)          (158)          (315)          (225)

     -------------------------------------------------------------------------

     Loss from
      operation for
      the period           3,041          3,117          5,144          5,887

     -------------------------------------------------------------------------

     Gain on sale of
      shares (note 1)       (216)             -         (6,310)             -

     -------------------------------------------------------------------------

     Net loss/(earnings)
      and other
      comprehensive
      income for the
      period               2,825          3,117         (1,166)         5,887

     -------------------------------------------------------------------------

     Basic loss
      (earnings)
      per share       $     0.01     $     0.01     $    (0.01)    $     0.03

     Diluted loss
      (earnings)
      per share              n/a            n/a  $       (0.01)           n/a

     -------------------------------------------------------------------------

     Weighted average
      number of common
      shares outstanding
      used in the
      calculation of

       Basic (earnings)
        loss per share   214,351        209,992        213,704        198,261

       Diluted
        (earnings) loss
        per share            n/a            n/a        227,266            n/a
     -------------------------------------------------------------------------
     >>

     Note re the financial statement information above:

     On July 10, 2007 (the "Arrangement Date"), the Company completed a plan of arrangement and corporate reorganization with 4325231 Canada Inc., formerly
Lorus Therapeutics Inc., ("Old Lorus"), 6707157 Canada Inc. and Pinnacle
International Lands Inc (the "Arrangement"). As a result of the plan of arrangement and reorganization, among other things, each common share of Old
Lorus was exchanged for one common share of the Company and the assets
(excluding certain future tax assets and related valuation allowance) and liabilities of Old Lorus were transferred to the Company and/or its subsidiaries. The Company continued the business of Old Lorus after the
Arrangement Date with the same officers and employees and continued to be governed by the same Board of Directors as Old Lorus prior to the Arrangement
Date. Therefore, the Company's operations have been accounted for on a continuity of interest basis and accordingly, the consolidated financial statement information above reflect that of the Company as if it had always carried on the business formerly carried on by Old Lorus.

     About Lorus

     Lorus is a biopharmaceutical company focused on the research and development of novel therapeutics in cancer. Lorus' goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination with other drugs, to successfully manage cancer. Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs. Lorus Therapeutics Inc. is listed on the Toronto
Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP.

     Forward Looking Statements

     This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to: financings and corporate reorganizations, the establishment of corporate alliances, the Company's plans, objectives, expectations and intentions and other statements including words such as
"continue", "expect", "intend", "will", "should", "would", "may", and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements described in this press release. Such expressed or implied forward looking statements could include, among others: our ability to obtain the capital required for research and operations; the inherent risks in early stage drug development including demonstrating efficacy; development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.
     Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled "Risk Factors" in our filings with Canadian securities regulators and the United States Securities and
Exchange Commission underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein.
These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.
Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

     Lorus Therapeutics Inc.'s recent press releases are available through its website at www.lorusthera.com. For Lorus' regulatory filings on SEDAR, please go to www.Sedar.com. For SEDAR filings prior to July 10, 2007 you will find these under the company profile for Global Summit Real Estate Inc. (Old
Lorus).

     %SEDAR: 00025614EF          %CIK: 0000882361

     /For further information: Lorus Therapeutics Inc., Dr. Saeid Babaei,
(416) 798-1200 ext. 490, ir(at)lorusthera.com/
     (LOR. LRP)

CO:  Lorus Therapeutics Inc.

CNW 09:25e 08-JAN-08